FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX REPORTS THIRD QUARTER FINANCIAL RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix Reports Third Quarter Financial Results

Vancouver, CANADA, March 19, 2002 - Micrologix Biotech Inc. today reported financial results for the fiscal third quarter ended January 31, 2002 and provided an update on certain Company activities.

Third Quarter Summary & Update (all figures in Canadian dollars unless otherwise noted)

  Ended quarter with $44.2 million cash, cash equivalents and short-term investments.
  Loss for quarter $4.9 million ($0.13 per share) bringing year-to-date nine month loss to $14.1 million ($0.37 per share).  Corresponding figures for the same periods in 2001 were losses of $2.9 million ($0.08 per share) and $7.5 million ($0.20 per share), respectively.
  Enrollment in the U.S. Phase III clinical trial of MBI 226 for the prevention of central venous catheter (CVC)-related bloodstream infections is at approximately 1040 patients.  There are 17 sites enrolling patients, with enrollment anticipated to be completed over the next several weeks when it is estimated total enrollment will have reached between 1100 and 1200 patients.  Results from the trial are therefore anticipated to be available before the end of calendar 2002.
  A market research study was conducted for MBI 226. The results of this research indicated a large U.S. market opportunity for MBI 226 in preventing CVC-related bloodstream infections:
    There is a need for more efficacious alternatives due to overall poor performance of existing products.
    An estimated U.S. market size of US$500 million.
    The study suggested that the optimal pricing of the product would be approximately US$100 per average treatment course.
    The use of antimicrobial bonded catheters does not preclude the use of products such as MBI 226. Of those who reported using bonded catheters, over 90% use another antimicrobial agent as well.
  Regarding MBI 594AN, a novel topical antibiotic for the treatment of acne, the Company is managing the product formulation and manufacturing scenarios necessary to ensure appropriate cost of goods and margins.
  The Company added three senior people in the areas of Product Development & Regulatory Affairs, R&D and Corporate Development, with significant industry experience, having been with companies such as Roche, Bristol Myers Squibb, American Home Products, and Bausch & Lomb.

Selected Financial Highlights

BALANCE SHEETS
Unaudited - In Thousands of Canadian dollars
	January 31, 2002	April 30, 2001
Assets
Cash and cash equivalents	$ 2,136	$ 9,953
Short-term investments	42,113	45,839
Other current assets	581	406
Total current assets	$44,830	$56,198
Capital assets	1,493	1,599
Intangible assets	1,823	1,752
Total assets	$48,146	$59,549

Liabilities & Shareholders' Equity
Current liabilities	$ 7,043	$ 4,523
Shareholders' equity	41,103	55,026
Total liabilities and shareholders' equity	$48,146	$59,549

STATEMENTS OF LOSS AND DEFICIT Unaudited - In Thousands Canadian dollars (except per share amounts)	Three months ended January 31		Nine months ended January 31
	2002	2001	2002	2001

Interest income	$ 495	$ 792	$ 1,758	$ 2,455

Expenses
Research & development	4,490	2,501	12,960	7,281
General & corporate	872	1,178	2,855	2,626
	$ 5,362	$ 3,679	$ 15,815	$ 9,907

Loss for the period	$ (4,867)	$ (2,887)	$(14,057)	$ (7,452)

Deficit, beginning of period	(50,499)	(34,165)	(41,309)	(29,600)
Deficit, end of period	$(55,366)	$(37,052)	$(55,366)	$(37,052)

Loss per common share	$(0.13)	$(0.08)	$(0.37)	$(0.20)
Weighted average common shares outstanding ('000)	38,287	38,159	38,254	36,940

STATEMENTS OF CASH FLOWS Unaudited - In Thousands of Canadian dollars

Loss for the period	$ (4,867)	$ (2,887)	$(14,057)	$ (7,452)
Loss not affecting cash:
Amortization	176	136	506	389
Loss on disposal/write-down assets	─	─	87	─
Changes in non-cash working capital items relating to operating activities	1,154	(16)	2,203	(155)
Cash flows used in operating activities	$ (3,537)	$ (2,767)	$(11,261)	$ (7,218)

Cash flows provided by financing activities	─	7	30	9,134

Funds from (purchase of) short-term investments	4,945	7,961	3,966	(15,476)
Expenditures - capital & intangible assets	(187)	(147)	(552)	(1,025)
Cash flows provided by (used in) investing activities	$ 4,758	$ 7,814	$ 3,414	$(16,501)

Increase (decrease) in cash & cash equivalents	1,221	5,054	(7,817)	(14,585)
Cash & cash equivalents, beginning of period	915	25,376	9,953	45,015
Cash & cash equivalents, end of period	$ 2,136	$ 30,430	$ 2,136	$ 30,430

The increased loss for the quarter and year to date compared to the previous year is principally attributable to the increase in research and development expenses associated with the MBI 226 Phase III clinical trial initiated in September 2000.  Research and development expenses increased 80% for the quarter to $4.5 million ($2.5 million in 2001) and are up 78% to $13.0 million on a year-to-date basis ($7.3 million in 2001).  General and corporate expenses for the quarter decreased 26% to $0.9 million ($1.2 million in 2001) and on a year-to-date basis have increased 9% to $2.9 million ($2.6 million in 2001).  Interest income has declined as a result of lower average cash balances available for investment and also declining interest rates.  The $11.5 million decrease in cash, cash equivalents and short-term investments since April 30, 2001 consists primarily of the $14.1 million year to date loss less a $2.5 million increase in accounts payable and accrued liabilities related to the MBI 226 Phase III clinical program.  There are currently 39,474,059 common shares (January 31, 2002: 39,474,059) issued and outstanding.

About Micrologix

Micrologix Biotech Inc. is a biotechnology company engaged in the research, development and commercialization of innovative drugs to treat or prevent various infectious diseases.  The Company's current portfolio of anti-infective drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms.  Micrologix currently has two drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections (Phase III) and MBI 594AN for treating acne (Phase II).

"James DeMesa" James DeMesa, MD President & CEO

Investor & Media Relations Contacts: Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Toll Free: 1-800-665-1968 Marla Gale Fleishman-Hillard Canada Inc. Telephone: 416-214-0701 Fax: 416-214-0720

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.